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              SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C.  20549
               ----------------------------

                        FORM 8-A

    FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
       PURSUANT TO SECTION 12(b) OR 12(g) OF THE
           SECURITIES AND EXCHANGE ACT OF 1934


           CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
    (exact name of registrant as specified in its charter)

         New York                       13-5009430
(State of incorporation)     (I.R.S. Employer Identification No.)
               4 Irving Place
             New York, New York                    10003
    (Address of principal executive office)      (Zip code)


      Securities to be registered pursuant to Section 12(b) of the
Act:
                                     Name of each exchange on
  Title of each class to             which each class is to be
  be so registered                   registered

   7 3/4% Quarterly Income Capital       The New York Stock
      Securities (Series A                   Exchange, Inc.
  Subordinated Deferrable
  Interest Debentures)

   If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A(c)(1), please check the following box. / x /

      If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. / /


      Securities to be registered pursuant to Section 12(g) of the
Act:

                         None
                   (Title of class)
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ITEM 1.     Description of Registrant's Securities to be
            Registered

           The $275,000,000 aggregate principal amount of 7 3/4% Quarterly Income Capital Securities (Series A Subordinated Deferrable Interest Debentures) (the "Capital Securities") to be registered hereby are described in the Prospectus Supplement, dated February 29, 1996, and Prospectus, dated December 8, 1995, relating to the offering of the Capital Securities, submitted yesterday for filing with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, which Prospectus Supplement and Prospectus are incorporated herein by reference. The Capital Securities were registered under the Securities Act of 1933 pursuant to certain Registration Statements on Form S-3 (Nos. 33-62266, declared effective May 11, 1993, and 33-64657, declared effective December 8, 1995) relating to $1.205 billion aggregate principal amount of unsecured debt securities of Registrant, of which $605 million have been sold in previous offerings of debt securities.


ITEM 2.     Exhibits

Exhibit
Number         Description

   1. Indenture, dated as of December 1, 1990, between Registrant and The Chase Manhattan
               Bank (National Association), as Trustee ("Chase"). (Incorporated by reference to Exhibit 4(h) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990 -- Commission File No. 1-1217).

   2.          Form of Supplemental Indenture between
               Registrant and Chase. (Incorporated by reference to Exhibit No. 4.2 to Registrant's Registration
               Statement on Form S-3 (File No. 33-646567).)

   3. Form of Capital Security. (Incorporated by reference to Exhibit 4 to Registrant's Current
               Report on Form 8-K, dated February 29, 1996 --
               Commission File No. 1-1217.)

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                             SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: February 29, 1996         Consolidated Edison Company of
                                   New York, Inc.


                                By:  RAYMOND J. MCCANN
                                     Raymond J. McCann
                                     Executive Vice President and
                                       Chief Financial Officer